IMC Approved for 4,000kg of Medical Cannabis Import to Germany

  IMC's EU-GMP licensed subsidiary, Adjupharm, has been approved to import 4,000kg of medical cannabis into Germany from additional foreign suppliers pursuant to a license extension granted by BfArM

  The License includes the ability to import flower and extracts from several countries, approved for both bulk and primary products

  The License allows all sales currently under binding commitment in Germany to be fulfilled from abroad

Toronto, Canada; Glil Yam, Israel; and Bad Oldesloe, Germany, May 19, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), one of the world's pioneering medical cannabis companies with operations in Israel and across Europe, is pleased to announce Adjupharm GmbH ("Adjupharm"), its EU-GMP licensed distribution subsidiary in Germany, has been approved to import 4,000kg of medical cannabis into Germany from additional foreign suppliers pursuant to a license extension (the "License") granted by the German medical regulatory authority, the Bundesinstitut für Arzneimittel und Medizinprodukte, ("BfArM"). All future imports of medical cannabis will be made under this License, which allows for the import of either bulk product or end-products. Dry flower, dronabinol and extract products are permitted to be imported under the License.

Through Adjupharm, the Company has now signed binding purchase commitments with three medical cannabis distributors in Germany for the sale of 825kg of IMC-branded products over the next year. Consequently, this License will allow the Company to fulfill German market demand with products cultivated abroad, which includes the Netherlands, Spain, Portugal and Canada. As the export licensing process advances in Israel, Adjupharm can amend its License to include importation products from additional countries, including from Israel.

Oren Shuster, Chief Executive Officer of IMC said, "Adjupharm is lead by a seasoned leadership team and they continue to execute on our plan for leadership in the German market. Adjupharm has now reached a strategically sound position whereby it has many options to import medical cannabis from EU-GMP licensed cultivators abroad. It has secured licenses to cover future sales commitments with multiple distribution partners in Germany. As demand for medical cannabis continues to increase in Germany and the EU, I am more confident than ever that we have built that foundation for excellence."

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC has established a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include, without limitation, statements relating to: the expected import of 4,000 kg of medical cannabis into Germany; the import of future, additional medical cannabis under the License; the delivery of 825 kg of IMC-branded medical cannabis products by Adjupharm to German distributors; the continuing development of Israel's medical cannabis export rules; Adjupharm' s ability to successfully import medical cannabis from the Netherlands, Spain, Portugal and Canada and other countries; Adjupharm' s ability to amend its current License to include the import of medical cannabis from Israel and the Company's strategic plans. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical Herbs Ltd. ("Focus Medical") in contravention of Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Spain, Greece or any other foreign jurisdictions in which the Company intends to operate; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; crop failure; litigation and loss of key management and/or employees. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca